UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Adicet Bio, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
007002108
(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Advisors Israel II Limited

OrbiMed Israel GP II, L.P.

OrbiMed Israel GP Ltd.

OrbiMed Israel BioFund GP Limited Partnership

OrbiMed Capital GP V LLC
OrbiMed Capital GP VI LLC

OrbiMed Genesis GP LLC

Carl L. Gordon

Erez Chimovits

601 Lexington Avenue, 54th Floor

New York, NY 10022

Telephone: (212) 739-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 25, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 007002108

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,772,598
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,772,598
11		Aggregate Amount Beneficially Owned by Each Reporting Person 9,772,598
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 12.9%*
14		Type of Reporting Person (See Instructions) IA

*This percentage is calculated based upon 75,487,588 shares of common stock, par value $0.0001 per share, outstanding of Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on January 24, 2024.

CUSIP No. 007002108

1		Names of Reporting Persons. OrbiMed Capital GP VI LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 990,254
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 990,254
11		Aggregate Amount Beneficially Owned by Each Reporting Person 990,254
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 1.3%*
14		Type of Reporting Person (See Instructions) OO

*This percentage is calculated based upon 75,487,588 shares of common stock, par value $0.0001 per share, outstanding of Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on January 24, 2024

CUSIP No. 007002108

1		Names of Reporting Persons. OrbiMed Capital GP V LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,526,359
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,526,359
11		Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,359
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 10.0*
14		Type of Reporting Person (See Instructions) OO

*This percentage is calculated based upon 75,487,588 shares of common stock, par value $0.0001 per share, outstanding of Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on January 24, 2024

CUSIP No. 007002108

1		Names of Reporting Persons. OrbiMed Genesis GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,255,985
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,255,985
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,255,985
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 1.7%*
14		Type of Reporting Person (See Instructions) OO

*This percentage is calculated based upon 75,487,588 shares of common stock, par value $0.0001 per share, outstanding of Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on January 24, 2024

CUSIP No. 007002108

1		Names of Reporting Persons. OrbiMed Advisors Israel II Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 646,657
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 646,657
11		Aggregate Amount Beneficially Owned by Each Reporting Person 646,657
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 0.9%*
14		Type of Reporting Person (See Instructions) CO

*This percentage is calculated based upon 75,487,588 shares of common stock, par value $0.0001 per share, outstanding of Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on January 24, 2024

CUSIP No. 007002108

1		Names of Reporting Persons. OrbiMed Israel GP II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 646,657
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 646,657
11		Aggregate Amount Beneficially Owned by Each Reporting Person 646,657
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 0.9%*
14		Type of Reporting Person (See Instructions) PN

*This percentage is calculated based upon 75,487,588 shares of common stock, par value $0.0001 per share, outstanding of Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on January 24, 2024

CUSIP No. 007002108

1		Names of Reporting Persons. OrbiMed Israel GP Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,027,885
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,027,885
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,027,885
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 1.4%*
14		Type of Reporting Person (See Instructions) CO

*This percentage is calculated based upon 75,487,588 shares of common stock, par value $0.0001 per share, outstanding of Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on January 24, 2024

CUSIP No. 007002108

1		Names of Reporting Persons. OrbiMed Israel BioFund Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,027,885
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,027,885
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,027,885
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 1.4%*
14		Type of Reporting Person (See Instructions) PN

*This percentage is calculated based upon 75,487,588 shares of common stock, par value $0.0001 per share, outstanding of Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on January 24, 2024

CUSIP No. 007002108

1		Names of Reporting Persons. Carl L. Gordon
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,027,885
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,027,885
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,027,885
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 1.4%*
14		Type of Reporting Person (See Instructions) IN

*This percentage is calculated based upon 75,487,588 shares of common stock, par value $0.0001 per share, outstanding of Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on January 24, 2024

CUSIP No. 007002108

1		Names of Reporting Persons. Erez Chimovits
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,027,885
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,027,885
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,027,885
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 1.4%*
14		Type of Reporting Person (See Instructions) IN

*This percentage is calculated based upon 75,487,588 shares of common stock, par value $0.0001 per share, outstanding of Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on January 24, 2024

Item 1.  Security and Issuer

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC and OrbiMed Capital GP VI LLC originally filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2018, as amended by Amendment No. 1 filed with the SEC on March 25, 2019, Amendment No. 2 filed with the SEC on September 18, 2020, Amendment No. 3 filed with the SEC on February 19, 2021, Amendment No. 4 filed with the SEC on December 14, 2021, and Amendment No. 5 filed with the SEC on June 29, 2023. This Amendment No. 6 relates to the common stock, par value $0.0001 per share (the “Shares”), of Adicet Bio, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 200 Berkeley Street, 19th Floor, Boston, MA 02116. The Shares are listed on the NASDAQ Global Market under the ticker symbol “ACET”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On January 25, 2024, the Issuer completed an underwritten public offering of 27,054,667 Shares and, in lieu of Shares to an investor, pre-funded warrants (the “Pre-Funded Warrants”) to purchase 8,445,333 Shares at an offering price of $2.40 per Share and $2.3999 per Pre-Funded Warrant (the “Offering”). In addition, the Issuer granted the Offering’s underwriters an option to purchase, at the public offering price less underwriting discounts and commissions, up to an additional 5,325,000 Shares. On January 23, 2024, the underwriters exercised this option in full. As a result of the Offering, and notwithstanding the Reporting Persons’ (as defined below) participation in the offering, as described in Item 3 below, the percentage of outstanding Shares that the Reporting Persons may be deemed to beneficially own decreased by more than 1%.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“Advisors”), OrbiMed Capital GP V LLC (“GP V”), OrbiMed Capital GP VI LLC (“GP VI”), OrbiMed Genesis GP LLC (“Genesis GP”), OrbiMed Israel BioFund GP Limited Partnership (“BioFund”), OrbiMed Israel GP Ltd. (“Israel GP Ltd.”), OrbiMed Israel GP II, L.P. (“Israel GP II”), OrbiMed Advisors Israel II Limited (“Israel II Limited”), Carl L. Gordon (“Gordon”), and Erez Chimovits (“Chimovits”) (collectively, the “Reporting Persons”).

(b) — (c), (f) Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below. Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP V, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. GP VI has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP VI, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. GP VIII has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Genesis GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. Genesis GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

BioFund, a limited partnership organized under the laws of State of Israel, is the general partner of a limited partnership as more particularly described in Item 6 below. BioFund has its principal offices at 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel.

Israel GP Ltd., a corporation organized under the laws of State of Israel, is the general partner of BioFund. Israel GP Ltd. has its principal offices at 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel.

Israel GP II, a limited partnership organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below. Israel GP II has its principal offices at 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel.

Israel II Limited, a corporation organized under the laws of the State of Israel, is the general partner of Israel GP II. Israel II Limited has its principal offices at 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel.

Gordon, a citizen of the United States, is a member of the management and investment committees of certain entities as more particularly described in Item 5 below and is a member of the Issuer’s board of directors. Gordon has his principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Chimovits, a citizen of the State of Israel, is a member of the investment committees of certain entities as more particularly described in Item 5 below. Chimovits has his principal offices at 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel.

The directors and executive officers of Advisors, GP V, GP VI, Genesis GP, Israel GP Ltd., BioFund, Israel GP Limited, and Israel GP II are set forth on Schedules I, II, III, IV, V, VI, VII, and VIII respectively, attached hereto. Schedules I through VIII set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any person named in Schedules I through VIII has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On and prior to the closing of the Offering on January 25, 2024: (i) Advisors and GP V, pursuant to their authority under the limited partnership agreement of OrbiMed Private Investments V, LP (“OPI V”), as more particularly referred to in Item 6 below, caused OPI V to purchase 1,841,100 Shares in the Offering; (ii) Advisors and GP VI, pursuant to their authority under the limited partnership agreement of OrbiMed Private Investments VI, LP (“OPI VI”), as more particularly referred to in Item 6 below, caused OPI VI to purchase 242,200 Shares in the Offering; and (iii) Advisors and Genesis GP, pursuant to their authority under the limited partnership agreement of OrbiMed Genesis Master Fund, L.P. (“Genesis”), as more particularly referred to in Item 6 below, caused Genesis to purchase 1,041,700 Shares in the Offering.

The source of funds for such purchases was the working capital of OPI V, OPI VI, and Genesis, respectively.

As a result of the transactions described in this Item 3, GP V, as the general partner of OPI V, may be deemed to be the beneficial owner of approximately 10.0% of the outstanding Shares, GP VI, as the general partner of OPI VI, may be deemed to be the beneficial owner of approximately 1.3% of the outstanding Shares, Genesis GP, as the general partner of Genesis, may be deemed to be the beneficial owner of approximately 1.7% of the outstanding Shares, and OrbiMed Advisors, as the managing member of GP V, GP VI, and Genesis GP, may be deemed to be the beneficial owner of approximately 12.9% of the outstanding Shares.

Item 4.  Purpose of Transaction

The Shares were acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) — (b) The following disclosure is based upon 75,487,588 Shares outstanding of the Issuer following the closing of the Offering, as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the SEC on January 24, 2024.

As of the date of this filing, OPI V, a limited partnership organized under the laws of Delaware, holds 7,526,359 Shares, constituting approximately 10.0% of the issued and outstanding Shares. GP V is the general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V, and Advisors is the managing member of GP V, pursuant to the terms of the limited liability company agreement of GP V. As a result, Advisors and GP V share power to direct the vote and disposition of the Shares held by OPI V and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI V. Advisors exercises this investment and voting power through a management committee comprised of Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI V.

As of the date of this filing, OPI VI, a limited partnership organized under the laws of Delaware, holds 990,254 Shares, constituting approximately 1.3% of the issued and outstanding Shares. GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and Advisors is the managing member of GP VI, pursuant to the terms of the limited liability company agreement of GP VI. As a result, Advisors and GP VI share power to direct the vote and disposition of the Shares held by OPI VI and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VI. Advisors exercises this investment and voting power through a management committee comprised of Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VI.

As of the date of this filing, Genesis, a limited partnership organized under the laws of the Cayman Islands, holds 1,255,985 Shares, constituting approximately 1.7% of the issued and outstanding Shares. Genesis GP is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and Advisors is the managing member of Genesis GP, pursuant to the terms of the limited liability company agreement of Genesis GP. As a result, Advisors and Genesis GP share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. Advisors exercises this investment and voting power through a management committee comprised of Gordon, Sven H. Borho and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by Genesis.

As of the date of this filing, OrbiMed Israel Partners Limited Partnership (“OIP”), a limited partnership organized under the laws of Israel, holds 1,027,885 Shares, constituting approximately 1.4% of the issued and outstanding Shares. BioFund is the general partner of OIP, pursuant to the terms of the limited partnership agreement of OIP, and Israel GP Ltd. is the general partner of BioFund, pursuant to the terms of the limited partnership agreement of BioFund. As a result, BioFund and Israel GP Ltd. share the power to direct the vote and disposition of the Shares held by OIP and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OIP. Israel GP Ltd. exercises this investment power through an investment committee comprised of Gordon and Chimovits, each of whom disclaims beneficial ownership of the Shares held by OIP.

As of the date of this filing, OrbiMed Israel Partners II, L.P. (“OIP II”), a limited partnership organized under the laws of the Cayman Islands, holds 646,657 Shares, constituting approximately 0.9% of the issued and outstanding Shares. Israel GP II is the general partner of OIP II, pursuant to the terms of the limited partnership agreement of OIP II, and Israel II Limited is the general partner of Israel GP II, pursuant to the terms of the limited partnership agreement of Israel GP II. As a result, Israel GP II and Israel II Limited share the power to direct the vote and disposition of the Shares held by OIP II and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OIP II. Israel II Limited exercises this investment power through an investment committee comprised of Gordon, David Bonita, and Chimovits, each of whom disclaims beneficial ownership of the Shares held by OIP II.

(c) Except as disclosed in Item 3 above, none of the Reporting Persons have effected any transactions in any Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP V is the general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V. Pursuant to this agreement and relationship, GP V has discretionary investment management authority with respect to the assets of OPI V. Such authority includes the power to vote and otherwise dispose of securities held by OPI V. The number of outstanding Shares attributable to OPI V is 7,526,359 Shares. GP V, pursuant to its authority under the limited partnership agreement of OPI V, may be considered to hold indirectly 7,526,359 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI. Pursuant to this agreement and relationship, GP VI has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI. The number of outstanding Shares attributable to OPI VI is 990,254 Shares. GP VI, pursuant to its authority under the limited partnership agreement of OPI VI, may be considered to hold indirectly 990,254 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, Genesis GP is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis. Pursuant to this agreement and relationship, Genesis GP has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares attributable to Genesis is 1,255,985 Shares. Genesis GP, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 1,255,985 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, Advisors is the managing member of GP V, GP VI, and Genesis GP, pursuant to the terms of the limited liability company agreements of GP V, GP VI, and Genesis GP. Pursuant to these agreements and relationships, Advisors and GP V have discretionary investment management authority with respect to the assets of OPI V, Advisors and GP VI have discretionary investment management authority with respect to the assets of OPI VI, and Advisors and Genesis GP have discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power of GP V to vote and otherwise dispose of securities held by OPI V, GP VI to vote and otherwise dispose of the securities held by OPI VI, and Genesis GP to vote and otherwise dispose of the securities held by Genesis. The number of outstanding Shares attributable to OPI V is 7,526,359 Shares, the number of outstanding Shares attributable to OPI VI is 990,254 Shares, and the number of outstanding Shares attributable to Genesis is 1,255,985 Shares. Advisors, pursuant to its authority under the terms of the limited liability company agreements of GP V, GP VI, and Genesis GP may also be considered to hold indirectly 9,772,598 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, BioFund is the general partner of OIP, pursuant to the terms of the limited partnership agreement of OIP. Israel GP Ltd. is the general partner of BioFund, pursuant to the terms of the limited partnership agreement of BioFund. Pursuant to these agreements and relationships, Israel GP Ltd. and BioFund have discretionary investment management authority with respect to the assets of OIP. Such authority includes the power of BioFund to vote and otherwise dispose of securities held by OIP. The number of outstanding Shares attributable to OIP is 1,027,885 Shares. BioFund, pursuant to its authority under the limited partnership agreement of OIP, and Israel GP Ltd., pursuant to its authority under the limited partnership agreement of BioFund, may each be considered to hold indirectly 1,027,885 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, Israel GP II is the general partner of OIP II, pursuant to the terms of the limited partnership agreement of OIP II. Israel II Limited is the general partner of Israel GP II, pursuant to the terms of the limited partnership agreement of Israel GP II. Pursuant to these agreements and relationships, Israel II Limited and Israel GP II have discretionary investment management authority with respect to the assets of OIP II. Such authority includes the power of Israel GP II to vote and otherwise dispose of securities purchased by OIP II. The number of outstanding Shares attributable to OIP II is 646,657. Israel GP II, pursuant to its authority under the limited partnership agreement of OIP II, and Israel II Limited, pursuant to its authority under the limited partnership agreement of Israel GP II, may each be considered to hold indirectly 646,657 Shares.

Gordon, a member of Advisors and director of Israel GP Ltd. and Israel II Limited, is a member of the board of directors of the Issuer and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. From time to time, Gordon may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with the Reporting Persons, Gordon is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to Advisors, GP V, GP VI, Israel GP Ltd., and Israel II Limited, which will in turn ensure that such securities or economic benefits are provided to OPI V, OPI VI, OIP, and OIP II.

Lock-Up Agreement

In addition, in connection with the Offering, OPI V, OPI VI, and Genesis entered into a lock-up agreement (the “Lock-Up Agreement”) with the Issuer’s underwriters pursuant to which, among other things, OPI V, OPI VI, and Genesis each agreed not to, except in limited circumstances, directly or indirectly, (i) sell, offer to sell, contract to sell, lend, effect any short sale, establish or increase a put equivalent position, liquidate or decrease any call equivalent position, pledge, hypothecate, grant any security interest in, or otherwise transfer or dispose of any Shares or any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares; (ii) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Shares or any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, regardless of whether any such transaction is to be settled in securities, cash, or otherwise; (iii) make any demand for, or exercise any right with respect to, the registration under the Securities Act of 1933, a amended, of the offer and sale of any Shares or any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, or cause to be filed a registration statement, prospectus, or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration; or (iv) publicly announce any intention to do any of the foregoing, in each case, from the date of the Lock-Up Agreement until 90 days after the date of the final prospectus supplement relating to the Offering.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement between Carl L. Gordon, Erez Chimovits, OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, OrbiMed Capital GP VI LLC, OrbiMed Genesis GP LLC, OrbiMed Israel GP Ltd., OrbiMed Israel BioFund GP Limited Partnership, OrbiMed Advisors Israel II Limited, and OrbiMed Israel GP II, L.P.
2.	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1. to the Issuer’s Current Report on Form 8-K (File No. 001-38359), filed with the SEC on January 24, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2024	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon

	By:	/s/ Erez Chimovits
Name: Erez Chimovits

ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP V LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED CAPITAL GP VI LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED GENESIS GP LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED ISRAEL GP LTD.

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

ORBIMED ISRAEL BIOFUND GP LIMITED PARTNERSHIP

By:	ORBIMED ISRAEL GP LTD., its general partner

By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director of OrbiMed Israel GP Ltd.

ORBIMED ADVISORS ISRAEL II LIMITED

By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

ORBIMED ISRAEL GP II, L.P.

By:	ORBIMED ADVISORS ISRAEL II LIMITED, its general partner

By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director of OrbiMed Advisors Israel II Limited

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The business and operations of OrbiMed Capital GP V LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

 SCHEDULE III

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE IV

The business and operations of OrbiMed Genesis GP LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE V

The names and present principal occupations of each of the executive officers and directors of OrbiMed Israel GP Ltd. are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Israel GP Ltd.

Erez Chimovits Israeli citizen	Director	Director OrbiMed Israel GP Ltd.

SCHEDULE VI

The business and operations of OrbiMed Israel BioFund GP Limited Partnership are managed by the executive officers and directors of its general partner, OrbiMed Israel GP Ltd., set forth in Schedule V attached hereto.

SCHEDULE VII

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors Israel II Limited are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Advisors Israel II Limited

David P. Bonita	Director	Director OrbiMed Advisors Israel II Limited

Erez Chimovits Israeli citizen	Director	Director OrbiMed Advisors Israel II Limited

SCHEDULE VIII

The business and operations of OrbiMed Israel GP II, L.P. are managed by the executive officers and directors of its managing member, OrbiMed Advisors Israel II Limited, set forth in Schedule VII attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement between Carl L. Gordon, Erez Chimovits, OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, OrbiMed Capital GP VI LLC, OrbiMed Genesis GP LLC, OrbiMed Israel GP Ltd., OrbiMed Israel BioFund GP Limited Partnership, OrbiMed Advisors Israel II Limited, and OrbiMed Israel GP II, L.P.
2.	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1. to the Issuer’s Current Report on Form 8-K (File No. 001-38359), filed with the SEC on January 24, 2024).